Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656

October 27, 2011

By EDGAR and Overnight Courier

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4361
Washington, DC 20549

Attn:	Sonia Bednarowski, Esq.
Tonya Bryan, Esq.
Nicholas Panos, Esq.
David Orlic, Esq.

Hertz Global Holdings, Inc.
Withdrawal of Registration Statement on Form S-4 (Registration No. 333-174042)

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Hertz Global Holdings, Inc. (“Hertz”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-4 (File No. 333-174042) (the “Registration Statement”), as initially filed with the Commission on May 9, 2011 and as amended on May 24, 2011 and May 31, 2011, together with all exhibits thereto, with such request to be approved effective as of the date hereof.  The Registration Statement was declared effective by the Commission on June 1, 2011, and no securities have been exchanged, sold or issued thereunder.

The Registration Statement registered the offering of shares of Hertz’s common stock to be issued in connection with the offer (the “Offer”) by HDTMS, Inc., a Delaware corporation and wholly owned subsidiary of Hertz (“Offeror”), to exchange each of the issued and outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights), of Dollar Thrifty Automotive Group, Inc., a Delaware corporation (“Dollar Thrifty”), for (i) $57.60 in cash, without interest and less any required withholding taxes, and (ii) 0.8546 shares of common stock, par value $0.01 per share, of Hertz, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange dated May 24, 2011 and the related Letter of Transmittal.  On October 27, 2011, Hertz withdrew the Offer, and no shares of Dollar Thrifty common stock were purchased by Offeror in the Offer.  Accordingly, Hertz will not proceed with the proposed offering of its common stock in connection with the Offer.  Because the proposed offering of the securities registered under the Registration Statement will not occur, Hertz believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

Hertz requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Hertz or its majority-owned subsidiaries for future use.

We appreciate your assistance, and should you need any additional information, please feel free to contact our counsel Scott A. Barshay of Cravath, Swaine & Moore LLP at (212) 474-1009 or Minh Van Ngo of Cravath, Swaine & Moore LLP at (212) 474-1465 at your earliest convenience.

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Respectfully submitted,

Hertz Global Holdings, Inc.

By:	/s/ Jeffrey Zimmerman
Name: Jeffrey Zimmerman
Title: Senior Vice President,
General Counsel and Secretary

[Signature Page to Request to Withdraw Registration Statement]